STATE OF DELAWARE

CERTIFICATE OF TRUST

OF

ASGI AGILITY INCOME FUND

This Certificate of Trust is being executed as of the 29th day of July 2010 for the purpose of filing this Certificate of Trust in the State of Delaware.

The undersigned hereby certifies as follows:

1.      Name.  The name of the statutory trust is the ASGI Agility Income Fund (the “Trust”).

2.      Registered Investment Company.  The Trust is or will become a registered investment company under the Investment Company Act of 1940, as amended.

3.      Registered Office and Registered Agent.  The registered office of the Trust and of the registered agent of the Trust in the State of Delaware is located at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.  The name of the registered agent of the Trust for service of process at such location is The Corporation Service Company.

4.      Notice of Limitation of Liabilities of Series.  Notice is hereby given that the Trust is or may hereafter be constituted a series trust.  The debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to any particular series of the Trust shall be enforceable against the assets of such series only, and not against the assets of the Trust generally.

5.      Reservation of Rights.  The trustees of the Trust, as set forth in its governing instrument, reserve the right to amend, alter, change, or repeal any provisions contained in the Certificate of Trust, in the manner now or hereafter prescribed by statute.

6.      Effective Date.  This Certificate of Trust shall become effective immediately upon filing with the Office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being Trustee of the Trust, has duly executed this Certificate of Trust as of the day and year first above written.

/s/ Lloyd Lipsett Lloyd Lipsett Trustee and not individually